SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Publicly-Traded Company
 NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on October 21, 2009

1. Date, Time and Venue: On October 21, 2009, at 6 p.m., by conference call, as expressly authorized by Article 20, §2, of Company’s Bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: To approve, by unanimous vote, the submission, to the Company’s shareholders, by the end of the current year, of a proposal for the merger, by the Company, of the totality of the shares of its controlled company, Construtora Tenda S.A. (“Tenda”), currently outstanding (“Merger”), as well as the negotiation, by the Company’s management, including with the Independent Committee to be elected by Tenda’s Board of Directors, pursuant to CVM’s Parecer de Orientação 35, of the terms and conditions of the Merger, subject to the parameters contained in the Material Fact Release attached hereto.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues. Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, October 21, 2009

Fabiana Utrabo Rodrigues
Secretary

EXHIBIT

GAFISA S.A.
Publicly-Traded Company
NIRE 35.300.147.952
CNPJ/MF 01.545.826.0001-07

MATERIAL FACT RELEASE

The management of GAFISA S.A. (GFSA3) (“Gafisa”), in compliance with paragraph 4 of article 157 of Law No. 6,404/76 and with CVM’s Regulation No. 358/02, hereby announces its intention to present to its shareholders, by the end of the current year, a proposal for the merger, into Gafisa, of all of the shares of its subsidiary CONSTRUTORA TENDA S.A. (TEND3) (“Tenda”) currently outstanding (“Merger”).

The conditions of the Merger must still be negotiated with an independent committee to be selected by Tenda’s board of directors, as recommended by CVM’s Parecer de Orientação 35. Consummation of the transaction depends on each of the independent committee as well as Gafisa’s board of directors and management reaching an agreement on the Merger conditions.

Gafisa’s management is of the view that an adequate exchange ratio should be between 0.188 and 0.200 shares of Gafisa per one share of Tenda. These amounts correspond to the higher and lower average ratios between the closing sales prices of Tenda’s and Gafisa’s shares in each of the various periods comprised between (a) the date of this Material Fact Release to the 30th day preceding the date of this Material Fact Release and (b) the date of this Material Fact Release to the 180th day preceding the date of this Material Fact Release.

Gafisa’s management believes that the Merger will be advantageous to the shareholders of both companies, resulting in the creation of a national leader in the civil construction sector that will derive the benefits arising from scale and an increase in operational, commercial and administrative efficiencies. Gafisa’s management also believes that the Merger will align the interests of all of the shareholders at both Gafisa and Tenda, and permit optimization of a consolidated balance sheet. Gafisa and Tenda together have, as of the date hereof, a market value of R$4.9 billion, and expected sales are of approximately R$3 billion in 2009.

The Gafisa common shares to be received by Tenda’s shareholders in the Merger will be traded on the São Paulo stock exchange, and such shareholders should benefit from increased trading liquidity and from the simplification of the management structure of both companies.

If an agreement is reached with respect to the Merger conditions, Gafisa’s management will arrange for the required appraisal reports to be prepared, enter into the appropriate documentation (including the Protocol and Justification of Merger), make public the information required by CVM’s Regulation 319/99, file an F-4 registration statement with the U.S. Securities and Exchange Commission as required by U.S. law and call a shareholders’ general meeting to vote on the matter. Gafisa is of the view that, if a mutually satisfactory agreement is reached between the parties, the respective Boards should call, by November 20, 2009, the shareholders’ general meetings that will resolve on the Merger.

In case the Merger is approved, Tenda will become a wholly-owned subsidiary of Gafisa, and, consequently, its shares will no longer be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. Novo Mercado, although its publicly-traded company registration with the CVM will be maintained.

The transaction object of this Material Fact Release will grant appraisal rights to those shareholders holding Tenda’s shares as of October 21, 2009, pursuant to conditions to be made public in due course.

A new announcement will be made when warranted, and the conditions upon which the transaction is subject are met.

Estáter has been hired to advise Gafisa in this transaction.

São Paulo, October 21, 2009

GAFISA S.A.

Alceu Duilio Calciolari
CFO and Investors Relations Officer

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gafisa’s most recent reports filed with the SEC. We are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa will be available free of charge from the Investor Relations office of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.